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                                                                     EXHIBIT 3.5

                    SECOND AMENDMENT TO ALLERGAN, INC. BYLAWS

The ALLERGAN, INC. BYLAWS (the "Bylaws") are hereby amended as follows:

      1. Article III, Section 2 of the Bylaws is amended in its entirety as follows:

            SECTION 2. Number and Term of Office. The authorized number of directors of the Corporation shall be not less than five (5) nor more than fifteen (15) until this Section 2 is amended by a resolution duly adopted by the Board or by the stockholders of the Corporation. The exact number of directors shall be fixed from time to time, within the limits specified, by resolution of the Board or the stockholders. Directors need not be stockholders. Each of the directors of the Corporation shall hold office until such director's successor shall have been duly elected and shall qualify or until such director shall resign or shall have been removed in the manner provided in the Restated Certificate of Incorporation. At all times a majority of the directors shall be Independent Directors. If a director ceases to be an Independent Director, and such change causes the majority of directors not to be Independent Directors, the Board shall take such action as it deems prudent and necessary to cause the Board to consist of directors, a majority of whom are Independent Directors.

      2. The effective date of this Second Amendment shall be November 17, 2002.

      IN WITNESS WHEREOF, Allergan, Inc. hereby executes this Second Amendment on the 30th day of January, 2003.

ALLERGAN, INC.


By:    /s/ Douglas S. Ingram
   ------------------------------------------
       Douglas S. Ingram
       Corporate Vice President,
       General Counsel and Secretary